FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
January 30, 2006
LIHIR GOLD LIMITED
Level 7, Pacific Place
Cnr Champion Parade & Musgrave Street
Port Moresby, Papua New Guinea
(Address of principal executive office)

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
LIHIR GOLD LIMITED

By:	/s/ Mark Laurie
	Name	Mark Laurie
	Title:	Company Secretary
Date: 30 January 2006

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea 30 January 2006 FOURTH QUARTER PRODUCTION REPORT AND PRELIMINARY FINANCIAL RESULTS
(Quarterly report for the three months ended 31 December 2005 and unaudited, preliminary financial results for the full year to December 2005. All dollar figures refer to US dollars.
     Operating Highlights
•	Transition to independent management completed.

•	Production resumed following landslide in early October.

•	Flotation expansion proceeding to plan.

•	Additional 20MW geothermal power capacity under construction.

•	Updated Integrated Benefits Package signed with local community.
     Production
•	Quarterly gold production of 172,000 oz despite loss of one month’s processing due to landslide.

•	Highest ever monthly production recorded in December at 94,000 oz.

•	Annual gold production of 596,000 ounces.

•	Record gold grade of 8.54 grams per tonne in the quarter. Annual gold grade of 5.98 grams per tonne.
     Financial Performance
•	Net profit of $30.6 million for the second half, taking full year profit after tax to $9.8 million.

•	Revenue of $156.1 million for the second half, up from $130.7 million in the same period in 2004 due to increased gold price and higher output.

•	Average realised gold price increased to $437/oz in the six months to December, and $465/oz in the final quarter.

•	Hedge book reduced by 10,000 ounces in the quarter, following restructure in September. Total hedge book now at 1.7 million ounces, including 480,000 oz gold loan.

•	Gross cash costs of $293 per ounce for the second half, and $372 per ounce for the full year. Total cash costs of $231 per ounce for the second half and $282 per ounce for the full year. Unit costs affected by the reduction in production due to landslide. Aggregate Operating expenses increased slightly due to higher mining costs, offset by reductions in power generation costs.

•	Operating cashflow, (excluding capital expenditure), of $52.4 million for the second half and $9.5 million for the full year.

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 1 of 12

The quarter was important because it marked the start of a new era of independent management for the company.
MANAGING DIRECTOR’S REVIEW
The fourth quarter of 2005 was a period of significant progress for Lihir Gold.
Gold production of 172,000 ounces was achieved in the quarter, including record monthly production of 94,000 ounces in December. This solid performance was despite the loss of one month’s operating time in the quarter due to the October 9 landslide and related water supply interruptions. Full year production was 596,000 ounces, in line with the revised guidance provided to the market soon after the landslide.
I am pleased to report that operations are now essentially back to normal and we have put the landslide behind us. The Mines Inspector’s Inquiry into the incident has been completed and the final report is due to be issued. The Coronial Inquiry has found that an inquest would serve no purpose. Although the event caused a temporary setback to production, the quarter was nevertheless very promising.
The fact that the company was able to achieve close to record production under these difficult circumstances reflects the underlying strength of the operations. It confirms that Lihir is entering a new phase of growth and profitability, underpinned by the various projects now in development.
The quarter also was important because it marked the start of a new era of independent management for the company.
Prior to my appointment, Lihir Gold had been managed by Rio Tinto under contract. This was brought to an end in October, and Rio Tinto sold its 14.46% shareholding to a range of institutional investors in December. A small corporate office is being established in Brisbane, Australia. Independent management will deliver a strengthened corporate focus leading to improved operational performance in the future.
The quarter also was promising because the Lienetz ore body continued to deliver good gold grades, increasing to more than 8 grams per tonne. Mining rates, however, have been significantly lower than planned, with total material movements in the year at 41.5 million tonnes, compared with our stated target of 54 million tonnes.
This was partly due to the landslide, but also because of poor mobile equipment availability. This has slowed the development of the pit, delaying access to the orebody. As a priority, a number of initiatives are being implemented to improve equipment availability, accelerate mining operations and lift performance.
Good progress was made in the quarter in the development of the flotation project. A project office and accommodation for construction staff is being built, and during the scheduled maintenance shutdown in March, preparations will be made for tie-ins to the existing plant. The flotation circuit, which includes additional oxygen production capacity and milling equipment, remains on track for completion early in 2007.
Construction of the additional 20 megawatts of geothermal power generation capacity also is proceeding. It will lift total geothermal power generation capacity to 56 megawatts, meeting all of the site’s existing electrical power needs. Additional geothermal resources are being identified to enable the potential development of further geothermal power capacity for the flotation plant and other expansion projects.
Quarterly Production (oz, 000)
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 2 of 12

Operating cashflow was $52.4 million for the second half, taking the full year operating cashflow to $9.5 million.
Another milestone achieved during the quarter was the signing of an updated Integrated Benefits Package (IBP) with the Lihirian community. The agreement, negotiated over a number of years, reconfirms the community license to operate and defines the level of benefits to be paid. The package rolls up all the existing obligations and establishes a comprehensive administrative system in accordance with Treasury Department guidelines. Funds will be allocated through local government spending programs focused on health, education and community development. The package involves an annual funding commitment of K20 million ($US6.2 million) for each of the next five years, plus an additional one-off investment of K7 million in an income generating business on behalf of landowners affected by the mine.
The finalisation of the package demonstrates the company’s strong commitment to the solid working relationships that have been developed with the local Lihirian population and governments at all levels.
Financial Performance
Included with this fourth quarter production report are the unaudited preliminary financial results for the year. Despite the loss of production due to the landslide, the company is able to report a net profit of $30.6 million for the second half, taking full year profit to $9.8 million after tax.
At a high level, the key features of the financial results were:
•	Revenues for the full year were down 4% to $224.9 million compared with the prior year. This was primarily due to low gold production in the first half, as mining operations transitioned from the original Minifie pit to the new Lienetz pit. First half production was 231,000 ounces, increasing to 365,000 ounces in the six months to December. Consequently, revenues in the second half rose to $156.1 million, compared with $68.8 million in the first half, driven by a combination of the higher production and rising gold prices.

The average spot gold price was $477 per ounce in the second half and reached $503 an ounce in the final quarter.

•	Gross cash costs climbed 4% to $221.8 million for the year. The increase was primarily due to higher mining expenses, driven by diesel fuel price rises, labour costs and the full year operating costs of running additional mobile equipment acquired half way through the prior year. The increase was partly offset by savings of some $12 million arising from the use of geothermal power. On a per ounce basis, gross cash costs were at $372 for the year, but fell sharply to $293 in the second half. After deferral of waste mining costs and the costs associated with building economic grade ore stockpiles, total cash costs were at $282 per ounce for the full year and $231 per ounce for the second half.

•	Operating cashflow was $52.4 million for the second half, taking the full year operating cashflow to $9.5 million. This was offset by capital expenditure of $99.5 million, due to construction of the geothermal power station and the flotation expansion. An additional one-off cash outflow of $62 million was associated with the restructuring of the hedge book during the year.
Net Profit ($US Millions, before adjustments)
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 3 of 12

Over the medium term, a number of opportunities exist to further grow the scale of the Lihir operation.
Outlook
Operations in the current year are focused on continuing mining in the high grade sections at the bottom of the Lienetz pit. At the same time, the pit is being widened to the north-west, and by the end of the year the push-back will begin on the eastern side.
However, as mentioned earlier, mining rates have been well below Budget, which will delay the development of the Lienetz ore body. Production estimates for the current year have therefore been revised to 670,000 ounces. This will still be a record for the company, and further initiatives are being implemented to ensure that we achieve the full benefits of the flotation expansion, boosting production to more than 800,000 ounces in 2007 and beyond.
Production in the first quarter this year, as usual, will be affected by the planned maintenance shut down in March, but is expected to be in excess of 145,000 ounces.
On the cost side, a full year’s operation of the geothermal power station will help to hold down operating expenses, with gross cash costs expected to be approximately $330 an ounce, and total cash costs around $230 an ounce.
Over the medium term, a number of opportunities exist to further grow the scale of the Lihir operation. Clearly, the size of the ore body will support considerably higher production. Over the next year, we will progress the evaluation of biological oxidation processing and review previous expansion projects in the light of the change in the economics of the operation flowing from the addition of the flotation capacity and geothermal power.
The flotation circuit also enables the utilisation of material that otherwise would not have been suitable for mill feed, potentially leading to an increase in reserves. The impact is currently being evaluated, with reserves and resources to be restated in early 2007.
In summary, 2005 was a period of challenges and progress for the company and we finished the year in good shape, poised for further solid growth in 2006 and beyond. The company’s full, audited financial results will be released at the end of February, and I look forward to providing further details of our progress and plans for the future.

Arthur Hood
Managing Director
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 4 of 12

Quarterly gold production of 171,695 ounces was achieved.
OPERATIONS REVIEW
Production
(i) Mining
Material movements for the quarter and for the year were below expectations. A total of 10,834 kilotonnes was moved in the quarter, down from 11,272 kilotonnes in the third quarter, and 23 percent below the 14,098 kilotonnes moved in the December quarter of 2004.
Rainfall for the year was higher than normal at more than 5 metres, significantly affecting operating conditions. This combined with lower equipment availability and supply chain issues to reduce material movements in the period. Pit productivity also was affected by the landslide, which caused road access from the township to be cut, requiring staff to be transported by boat, impacting on shift changes. In addition, some ancillary mining equipment had to be diverted to landslide rectification work.
Maintenance planning and equipment availability have been identified as keys to resolving the issues and enabling the company to achieve stated production targets. New measures are being implemented to improve productivity. These include devoting more resources to maintenance planning, improving staffing levels and skills and putting in additional workshop space. We have entered into a new operating relationship with our equipment manufacturers to improve servicing, maintenance and supply chain management.
In the final quarter, with the plant shut down for an extended period due to the landslide, the bulk of mining activity was focused on widening the pit and removing waste material. Total ore movements therefore were reduced to 1000 kilotonnes, including just 655 kilotonnes of high grade material.
In the current year, the initial focus will be on removing the remaining high grade ore accessible at the bottom of the current pit, and continuing to drive down through new phases to enable additional high grade zones to be accessed into the second half of the year.
(ii) Processing
Quarterly gold production of 171,695 ounces was achieved despite the plant being shut down for almost one month in the quarter. The major factor leading to the strong production was the increase in feed grade to 8.54 grams per tonne.
The higher grade helped to offset the effects of lower milled ore throughput, due to the shutdown. Ore milled was reduced to 711 kilo-tonnes in the quarter, down 22% from 917 kilo-tonnes in the three months to September. On a normalized basis, had the landslide not occurred, processing rates in the quarter would have led to throughput of more than 1000 kilo-tonnes.
Gold recovery was marginally lower at 89% due to changes in the characteristics of the ore being processed.
Higher capacity, stainless steel electrowinning cells were commissioned in December, which will lead to higher productivity and prepares the gold room for the increased throughput coming with the flotation expansion next year.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 5 of 12

EXPLORATION
Exploration expenditure totalled $1.2 million for the quarter. The in-fill drilling program in Minifie continued during the quarter to provide further definition of the resource at depth.
A drilling program to identify further geothermal steam reserves to underpin further expansion of power generation capacity will begin in the first quarter of the current year.
Exploration programs on the north-west side of the island are continuing.
DEVELOPMENT
Flotation expansion
Progress in installation of the flotation expansion continued during the period. Construction remains on budget and is proceeding according to schedule for commissioning early in 2007. Construction teams are mobilising and civil contractors are on site. The site office and 400 person construction camp are nearing completion.
Geothermal Power Station expansion
The expansion of the 30 megawatt power station, through the addition of another 20 megawatts of capacity, is proceeding with building foundations and structural work well advanced. Turbine supply from the US remains on schedule. The landslide has led to a delay in some building schedules, and has contributed to an increase in costs for the project, which remains on track for commissioning before year end.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 6 of 12

FINANCIAL (UN-AUDITED)
Profit

	Full	Second	First	Full	Second	First	Change	Change
	Year	Half	Half	Year	Half	Half	2H ’05	2005
	2005	2005	2005	2004	2004	2004	from	from
	US$m	US$m	US$m	US$m	US$m	US$m	2H '04	2004

Gold Sales at Spot	263.9	165.2	98.7	245.4	134.8	110.6	+23%	+8%
Realisation of hedging instruments	(25.2)	(8.3)	(16.9)	(6.7)	(4.8)	(1.9)
Gold lease rate fees	5.0	2.4	2.6	4.6	3.2	1.4
Fair value (losses) / gains	(5.4)	(3.8)	(1.6)	8.6	6.2	2.4
Realisation of deferred hedging costs	(13.5)	0.5	(14.0)	(17.2)	(8.7)	(8.5)
Other revenue	0.1	0.1	—	—	—	—

Total revenue	224.9	156.1	68.8	234.7	130.7	104.0	+19%	-4%

Gross cash costs	221.8	106.8	115.0	213.8	112.1	101.7	-5%	+4%
Deferred waste and inventory movements — cash	(34.3)	(35.9)	1.6	(34.1)	(12.4)	(21.7)
Economic grade stockpile additions — cash	(22.4)	10.3	(32.7)	(18.1)	(3.1)	(15.0)

Total cash costs	165.1	81.2	83.9	161.6	96.6	65.0	-16%	+2%

Depreciation and amortisation	35.8	19.8	16.0	32.9	17.4	15.5	+14%	+9%
Deferred waste and inventory movements — non cash	(4.7)	0.1	(4.8)	(7.3)	(5.8)	(1.5)
Economic grade stockpile current year — non cash	(2.9)	1.7	(4.6)	(7.1)	(5.6)	(1.5)
Other corporate costs	7.5	5.9	1.6	7.1	(2.8)	9.9
Exploration	6.0	1.9	4.1	5.1	1.9	3.2
Net interest	2.4	1.6	0.8	(1.4)	(0.5)	(0.9)

Total costs before impairment adjustments	209.2	112.2	97.0	190.9	100.2	89.7	+12%	+10%

Earnings before impairment adjustments	15.7	43.9	(28.2)	43.8	29.5	14.3	+49%	-64%

Asset impairment reversal	—	—	—	205.7	205.7	—
Economic grade stockpile impairment reversal	—	—	—	65.0	81.5	(16.5)
Income tax (expense) / benefit recognised	(5.9)	(13.3)	7.4	14.7	14.7	—

Net profit	9.8	30.6	(20.8)	329.2	331.4	(2.2)	-91%	-97%

LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 7 of 12

CASH FLOW

	Full	Second	First	Full	Second	First
	Year	Half	Half	Year	Half	Half
	2005	2005	2005	2004	2004	2004
	US$m	US$m	US$m	US$m	US$m	US$m

Cash flows from operating activities
Receipts from operations	243.7	159.3	84.4	248.4	133.2	115.2
Payments from operations	(233.1)	(106.1)	(127.0)	(220.2)	(103.0)	(117.2)

Cash generated from operations	10.6	53.2	(42.6)	28.2	30.2	(2.0)
Interest received	1.9	1.2	0.7	3.5	1.6	1.9
Interest and charges paid	(3.0)	(2.0)	(1.0)	(1.3)	(0.5)	(0.8)
Income taxes paid	—		—	—		—

Net cash generated from operating activities	9.5	52.4	(42.9)	30.4	31.3	(0.9)

Cash flows from financing activities
Drawdown of term debt	245.5	153.3	30.0	—	—	—
Repayment of term debt	(49.5)	(49.5)	—	(14.0)	—	(14.0)
Hedgebook restructure and fees	(62.2)	—	—	—	—	—
Proceeds of equity issue	—	—	—	2.3	—	2.3
Underwriting expenses	—	—	—	(0.1)	—	(0.1)
Dividend paid	—	—	—	—	—	—

Net cash from / (used in) financing activities	133.8	103.8	30.0	(11.8)	—	(11.8)

Cash flows from investing activities
Purchase of property plant and equipment (PPE)	(99.5)	(62.0)	(37.5)	(87.7)	(54.9)	(32.8)
Proceeds from sale of PPE	0.4	0.4	—	0.1	—	0.1

Net cash used in investing activities	(99.1)	(61.6)	(37.5)	(87.6)	(54.9)	(32.7)

Net increase /(decrease) in cash held
Cash at the beginning of the year / half year	83.6	33.2	83.6	152.6	107.2	152.6
Net increase / (decrease) in cash held	44.2	94.6	(50.4)	(69.0)	(23.6)	(45.4)

Cash and cash equivalents at end of year / half year	127.8	127.8	33.2	83.6	83.6	107.2
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 8 of 12

GOLD REVENUE
Revenue for the second half was $156.1 million, which was more than double the first half revenue, and 19% higher than the corresponding December half of 2004. The increase was driven by record gold sales and higher gold prices.
During the half, 357,304 ounces were sold at an average cash price of $446 an ounce. That included 281,547 ounces at an average spot price of $477, and 75,757 ounces delivered into hedges at $329 an ounce.
Deferral of hedges and movements in fair value of the hedge book brought to account reduced stated revenues by $9 per ounce, although these were non-cash movements.
Realised revenues for the quarter and comparisons with the previous quarter and year were:
Gold Revenue

	Fourth	Third	Second	2005	Fourth	Third	Second	2004
	Quarter	Quarter	Half	Year	Quarter	Quarter	Half	Year
	2005	2005	2005		2004	2004	2004
All hedges are US dollar denominated	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)	($/oz)

Cash sales	493	407	446	412	417	394	406	399
Deferred hedging gains / losses*	(28)	6	(9)	(32)	(28)	16	(7)	(14)

Total	465	413	437	380	389	410	399	385

Average spot price	503	447	477	469	434	396	420	409

*	Non-cash item relating to rolled out hedge contracts plus fair value gains and losses on all contracts.
Revenue ($US Millions)
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 9 of 12

HEDGING AND GOLD LOAN
The hedge book and gold loan commitment profile at 31 December is shown in the following table:
Hedging and Gold Loan Position at 31 December 2005

	Forwards		Bought Put Options		Sold Call Options		Gold Repayment
	Ounces	Price	Ounces	Price	Ounces	Price	Ounces

2006	187,500	$331.72	19,000	$315.00	19,000	$307.00	0
2007	115,000	$330.00	76,000	$315.00	76,000	$307.00	60,000
2008	145,000	$327.12	0	$0.00	0	$0.00	100,000
2009*	240,000	$371.67	0	$0.00	0	$0.00	130,000

2010*	240,000	$371.67	0	$0.00	0	$0.00	100,000
2011*	120,000	$371.67	13,000	$375.00	13,000	$375.00	90,000
2012	0	$0.00	26,000	$375.00	26,000	$375.00	0
2013	0	$0.00	26,000	$375.00	26,000	$375.00	0

	1,047,500	$353.80	160,000	$339.38	160,000	$334.63	480,000

*	The gross price for the Forwards in these years is shown. The price net of fees is $350.00.
During the fourth quarter the hedge book was reduced with the delivery of 10,000 ounces into hedge commitments. The company intends to continue its policy of delivering into its hedge commitments throughout 2006 and, although 206,500 ounces are to be delivered into hedge contracts for the next year, the vast bulk of production will be sold at spot prices.
The company remains committed to maintaining hedges for the purpose of mitigating gold price risk, but the size of the hedge book will be reduced over time as financial performance is improved through increasing revenue (flotation expansion) and decreasing costs (geothermal power and other initiatives).
The current delivery schedule will see the total hedge book reduce to approximately 1 million ounces by 2008. The rising gold price during the quarter led to an increase in the negative mark-to-market value of the hedge book. At 31 December 2005 the mark-to-market value was negative $263.2 million based on a spot price of $517.38 per ounce. This compares with a value of negative $213.0 million, at a spot price of $473.80 per ounce, at 30 September 2005. In the current year, 206,500 ounces will be delivered into hedge commitments, equivalent to less than a third of anticipated production. The total hedge book represents less than 6.5% of reserves and 3.1% of resources, so the company is highly exposed to further increases in the gold price.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 10 of 12

Production and Financial Data (Quarterly)

							Change	Change
		Fourth	Third	Second	First	Fourth	2H ’05	2005
		Quarter	Quarter	Quarter	Quarter	Quarter	from	from
		2005	2005	2005	2005	2004	2H ’04	2004

Mine — High grade ore mined	kt	655	1,324	1,075	464	758	-51%	-14%
Economic grade ore mined	kt	345	789	2,692	2,030	2,057	-56%	-83%
Material moved	kt	10,834	11,272	9,004	10,447	14,098	-4%	-23%
Mining costs per tonne moved	$ /t	2.09	2.02	2.73	2.16	1.79	+3%	+17%
Processing — Ore milled	kt	711	917	1,051	803	1,125	-22%	-37%
Grade	gAu/t	8.54	7.15	4.41	4.41	4.90	+19%	+74%
Recovery	%	89.0	90.5	89.5	89.4	90.0	-1%	-1%
Gold poured	oz	171,695	193,031	129,870	101,370	166,975	-11%	+3%
Revenue — Gold sold	oz	163,047	194,257	166,421	68,500	172,864	-16%	-6%
Price — cash	$/oz	493	407	362	354	417	+21%	+18%
Price — cash & non-cash*	$/oz	465	413	342	175	389	+13%	+20%
Costs — Gross cash cost	$/oz	316	272	462	542	356	+16%	-11%
Deferred mining costs	$/oz	(96)	(48)	79	(62)	(17)	—	—
Inventory transfers — cash	$/oz	26	(7)	(161)	(139)	(23)	—	—
Total cash costs	$/oz	246	217	380	341	316	+13%	-22%
Depreciation & amortisation	$/oz	60	49	56	86	54	—	—
Inventory transfers — non-cash	$/oz	(8)	(7)	(6)	(33)	(21)	—	—
Total production costs	$/oz	298	259	430	394	349	+15%	-15%

*	Non-cash item includes fair value gains and losses on all contracts.
Production and Financial Data (Half-yearly and Annual)

						Change	Change			Change
		Second	First	Second	First	2H ’05	2H ’05	Full	Full	2005
		Half	Half	Half	Half	from	from	Year	Year	from
		2005	2005	2004	2004	1H ’05	2H ’04	2005	2004	2004

Mine — High grade ore mined	kt	1,979	1,539	2,364	2,671	+29%	-16%	3,518	5,035	-30%
Economic grade ore mined	kt	1,134	4,722	3,826	2,724	-76%	-70%	5,856	6,550	-11%
Material moved	Kt	22,106	19,451	27,244	19,511	+13%	-19%	41,557	46,755	-11%
Mining costs per tonne moved	$ /t	2.05	2.43	1.87	1.95	-16%	+10%	2.23	1.84	+21%
Processing — Ore milled	kt	1,628	1,854	2,176	1,915	-12%	-25%	3,482	4,091	-15%
Grade	g Au/t	7.76	4.41	5.02	5.21	+76%	+55%	5.98	5.11	+17%
Recovery	%	89.7	89.6	89.8	86.8	—	—	87.7	88.4	-1%
Gold poured	oz	364,726	231,240	321,977	277,409	+58%	+13%	595,966	599,386	-1%
Revenue — Gold sold	oz	357,304	234,921	327,842	282,399	+52%	+9%	592,225	610,241	-3%
Price — cash	$/oz	446	359	406	390	+24%	+10%	412	399	+3%
Price — cash & non-cash*	$/oz	437	293	399	368	+49%	+10%	380	385	-1%
Costs — Gross cash cost	$/oz	293	497	348	367	-41%	-16%	372	357	+4%
Deferred mining costs	$/oz	(71)	17	(36)	(73)	—	—	(36)	(53)	—
Inventory transfers — cash	$/oz	9	(151)	(13)	(58)	—	—	(54)	(34)	—
Total cash costs	$/oz	231	363	299	236	-36%	-23%	282	270	+4%
Depreciation & amortisation	$/oz	54	69	54	56	—	—	60	55	—
Inventory transfers — non-cash	$/oz	(7)	(17)	(39)	(7)	—	—	(11)	(24)	—
Total production costs	$/oz	278	415	314	285	-33%	-11%	331	301	+10%
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 11 of 12

FURTHER INFORMATION
Contact for investor information:
Joe Dowling
Manager Investor Relations
Mobile: +61 42158 7755
Email: joe.dowling@lihir.com.pg
Web site: www.lihir.com.pg
Shareholder enquiries:
Queries related to share registry matters
should be directed to:
Computershare Investor Services
Central Plaza One, Level 27
345 Queen Street
Brisbane Queensland 4000
Tel: 1300552270 or +61 3 9615 5970
Fax: +61 7 3229 9860
Web site: www.computershare.com
E-mail: John. lawlor@computershare.com.au
ADR depository:
The Bank of New York
101 Barclay St 22 West
New York 10286 USA
Tel:+1 212 8158161
Fax:+1 212 571 3050
Web site: www.adrbny.com
Web site: www.lihir.com.pg
Principal office
Level 7, Pacific Place
Cnr Champion Parade and Musgrave Street
Port Moresby, Papua New Guinea
Corporate office
Level 9, AAMI Building
500 Queen St
Brisbane, Australia
Stock exchange listings
Australian Stock Exchange (LHG)
NASDAQ National Market (LIHRY)
Port Moresby Stock Exchange (LHG)
Issued capital
The current ordinary issued capital of the company is 1,284,224,710 ordinary shares and 161,527,405 B class shares.
Directors
Ross Garnaut—Chairman
Arthur Hood—Managing Director
John O’Reilly
Geoff Loudon
Peter Cassidy
Winifred Kamit
Bruce Brook
Company Secretary
Mark Laurie
Forward Looking Statements
This release contains certain forward-looking statements, which may include statements regarding (i) estimated reserves, (ii) anticipated production profiles and characteristics, (iii) expected capital requirements, and (iv) plans, strategies and objectives of management. Such forward looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors, many of which are beyond the control of Lihir, which may cause actual results to differ materially from those contained in this announcement. Lihir can give no assurances that the estimates, profiles, capital and plans will not materially differ from the statements contained in this release.
LIHIR GOLD LIMITED ARBN 069 803 998 Incorporated in Papua New Guinea

Fourth Quarter report and Preliminary Financial Results to 31 December 2005 Page 12 of 12